SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gyrodyne, LLC
(Name of Issuer)

Common Shares of Limited Liability Company Interests
(Title of Class of Securities)

403829104
(CUSIP Number)

January 29, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	403829104	Page 2 of 5

1	NAME OF REPORTING PERSON
Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
113,557
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
113,557
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
113,557
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%[1]
12	TYPE OF REPORTING PERSON
IN-OO**

**	See Item 4.

1 The percentage reported in this Schedule 13G is based upon 1,482,680 shares of Common Stock outstanding according to the Form 10-Q filed by the Issuer on August 14, 2020.

Item 1(a).	Name of Issuer:	Gyrodyne, LLC

Item 1(b).	Address of Issuer’s Principal Executive Offices:	One Flowerfield
Suite 24
St. James, NY 11780

Item 2(a).	Name of Person Filing:	Neil S. Subin

Item 2(b).	Address of Principal Business Office or, if None, Residence:	2336 S.E. Ocean Boulevard
Suite 400
Stuart, FL 34996

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Shares of Limited Liability Company Interests

Item 2(e).	CUSIP Number:	403829104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: Mr. Neil S. Subin has succeeded to the position of President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

(a)	113,557

(b)	7.7%

(c)	(i) sole voting power: 113,557

(ii) shared voting power: 0

(iii) sole dispositive power: 113,557

(iv) shared dispositive power: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: [ ]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Persons other than Neil S. Subin have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 20, 2020	/s/ Neil S. Subin
Neil S. Subin